UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                      SEC File Number           CUSIP Number
                         0-23506                  747748101

(Check one)

[ ] Form 10-K and Form 10-KSB
[ ] Form 11-K
[ ] Form 20-F
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

         For Period Ended: March 31, 2000
                          ------------------------------------------------------

         [ ]     Transition Report on Form 10-K and Form 10-KSB
         [ ]     Transition Report on Form 20-F
         [ ]     Transition Report on Form 11-K
         [ ]     Transition Report on Form 10-Q and Form 10-QSB
         [ ]     Transition Report on Form N-SAR

         For Transition Period Ended:
                                     -------------------------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant: Diva Entertainment, Inc.
                                 -----------------------------------------------
         Former Name if Applicable: Not Applicable
                                   ---------------------------------------------
         Address of Principal Executive Office (STREET AND NUMBER):
                                                                   -------------
         c/o Q Model Management, Inc. 180 Varick Street, 13th Floor
         -----------------------------------------------------------------------

         City, State and Zip Code: New York, New York 10012
                                  ----------------------------------------------

                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ]     |    (a)      The reasons described in reasonable detail in Part
             |             III of this form could not be eliminated without
             |             unreasonable effort or expense;
             |
     [X]     |    (b)      The subject annual report, semi-annual report,
             |             transition report on Form 10-K, 10-KSB, 20-F, 11-K or
             |             Form N-SAR, or portion thereof will be filed on or
             |             before the 15th calendar day following the prescribed
             |             due date; or the subject quarterly report or
             |             transition report on Form 10-Q, 10-QSB, or portion
             |             thereof will be filed on or before the fifth calendar
             |             day following the prescribed due date; and
             |
     [ ]     |    (c)      The accountants statement or other exhibit required
             |             by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company implemented a new accounting software package and needs additional time to prepare the Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         PETER ZACHARIOU                         (212)          807-6994
--------------------------------------------------------------------------------
            (Name)                            (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [ ] Yes [X] No Form 10-KSB for the fiscal year ended June 25, 1999, was filed late.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

         [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Effective April 1, 1999, the company acquired Diva Entertainment, Inc., a Florida Corporation, by reverse subsidiary merger. This Company has two operating subsidiaries. Prior to that time, the Company had no operating history other than organizational matters. The Company was formed specifically for the purpose of either merging with or acquiring an operating company. The operating companies were acquired by the Company within the last 24 months and since the acquisition improvements have been made in increasing revenues and decreasing costs. As a result, the results of operations for this period as compared to the corresponding period of the last fiscal year will be significantly different. Operating expenses for the nine months ended March 31, 2000 will be approximately $1,785,000 as compared to $1,628,000 for the nine months ended March 31, 1999. Net income for the nine months ended March 31, 2000 will be approximately $440,000 as compared to $403,000 for the nine months ended March 31, 1999.

                            DIVA ENTERTAINMENT, INC.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2000                 By: /S/ PETER C. ZACHARIOU
                                      --------------------------------
                                   Name: Peter C. Zachariou
                                   Title: President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

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